CopperSteel HoldCo, Inc.

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

January 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit, Donna Field

Re:	CopperSteel HoldCo, Inc.
Registration Statement on Form S-4
Filed December 22, 2023
File No. 333-276255

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CopperSteel HoldCo, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 31, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Tamar Donikyan, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3421, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher Neumann
Christopher Neumann Vice President, Legal and Corporate Secretary

Via E-mail:

cc:	Tamar Donikyan
Kirkland & Ellis LLP

Brian Nurse

Cedar Fair, L.P.

Matthew Gilroy

Weil, Gotshal & Manges LLP